[Letterhead of Graybar Electric Company, Inc.]

January 3, 2017

VIA EDGAR AND TELECOPIER (202-772-9367) Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549 Attention: Brian Soares / Amanda Ravitz
RE:Graybar Electric Company, Inc. Registration Statement on Form S-1 (Registration No. 333-214560)
Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Graybar Electric Company, Inc. hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m. EST on January 6, 2017, or as soon thereafter as practicable.
Please call James R. Levey at (314) 573-9245, Robert J. Endicott at (314) 259-2447, or me at (314) 573-9278, if you have any questions or comments. Thanks for your continued assistance.
Sincerely,
GRAYBAR ELECTRIC COMPANY, INC.

By:    /s/ M. W. Geekie
M. W. Geekie, Senior Vice President, Secretary and General Counsel